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              Form of Consulting Agreement with Manny J. Shulman
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                              CONSULTING AGREEMENT

      THIS AGREEMENT is made as of the 23rd day of July, 1997 by and between Manny J. Shulman (hereinafter collectively referred to as the "Consultant") and Workforce Systems Corp., a Florida corporation (hereinafter referred to as the "Company").

      WHEREAS, the Company is a publicly-held company with three operating subsidiaries.

      WHEREAS, the Company is desirous of engaging the Consultant to provide certain marketing services as herein after described.

      WHEREAS, the Consultant has performed similar services in the past for other public and private companies and agrees to be engaged and retained by the Company to provide such services upon the following terms and conditions.

      NOW, THEREFORE, in consideration of the recitals, promises and conditions in this Agreement, the parties hereto agree as follows:

      1.    RECITALS.  The foregoing recitals are true and correct.

      2. CONSULTING SERVICES. The Consultant is hereby engaged to advise and assist the Company developing and implementing long term marketing strategies and intregration of future acquistions by the Company into the Company's overall marketing strategy (collectively, the "Services").

      3. DUTIES OF THE COMPANY. The Company shall provide Consultant, on a regular and timely basis, with all approved data and information about it, its subsidiaries, its management, its products and services and its operations as shall be reasonably requested by the Consultant, and shall advise Consultant of any facts which would affect the accuracy of any data and information previously supplied pursuant to this paragraph. The Company shall promptly supply Consultant with full and complete copies of all financial reports, all filings with all federal and state securities agencies, with full and complete copies of any stockholder reports, with all data and information supplied by the financial analyst and with all brochures or other sales materials relating to its products or services.

      4. TERM. This Agreement shall be for a term ("Term") of six (6) years from the date hereof.








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      5.    COMPENSATION.  As full and complete  compensation  for the Services, the Company shall grant the Consultant an option for a period of one (1) year from the date hereof to purchase 262,000 shares of the Company's Common Stock at an exercise price of $1.00 per share, which such stock shall be fully registered.

      6. NO EXPENSE REIMBURSEMENT. In providing the Services to the Company, the Consultant shall be responsible for any out-of-pocket costs, including without limitation, travel, lodging, telephone, postage and overnight mail.

      7. RELATIONSHIP OF PARTIES. This Agreement shall not constitute an employer-employee relationship. It is the intention of the parties that Consultant be an independent contractor and not an employee of the Company.
Consultant shall not have the authority to act as the agent of the Company and cannot bind the Company in any manner; however, the manner and means utilized by Consultant in the performance of the Services shall be under the sole control of the Consultant.

      8. CONFIDENTIALITY OF INFORMATION. In connection with the rendering of the Services by the Consultant, the Consultant will become privy to certain non-public information concerning the Company and the Candidates (the "Confidential Information"). The term "Confidential Information" does not include information (i) which is already in the Consultant's possession, (ii) which becomes generally available to the public other than as a direct or indirect result of disclosure to the Consultant, his affiliates, its officers, directors, agents and advisors (collectively, the "Representatives") or (iii) which becomes available to the Consultant on a non- confidential basis from a source other than the Company.

      The Consultant agrees that the Confidential Information will be used solely for the purpose of rendering the Services and that such information will be kept confidential by it and the Representatives. The Consultant acknowledges that the terms of this Agreement as they specifically relate to the nondisclosure of the Confidential Information shall be in perpetuity. The Consultant acknowledges and agrees that any threatened or actual breach by it of the representations, warranties and covenants contained herein would result in continuing and irreparable damage to the Company and that monetary damages would not adequately compensate the Company for any such breach. In the event or any actual or threatened breach, the Company shall be entitled to all legal and equitable remedies, including preliminary and permanent injunctive relief, and may in addition to any or all forms of relief recover from the Consultant all reasonable costs and attorney's fees should it prevail in a court of competent jurisdiction in enforcing its rights under this Agreement.









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      9.    MISCELLANEOUS.

      (a) Any notice, request, demand or other communication required or permitted hereunder shall be deemed to be properly given when personally served in writing or when deposited in the United States mail, first class postage prepaid, addressed to the other party at the addresses appearing in this Agreement. Either party may change its address by written notice made in accordance with this section.

      (b) This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective legal representatives, administrators, executors, successors, subsidiaries and affiliates. This Agreement may not be assigned by the Consultant.

      (c) This Agreement shall be governed and construed in accordance with the laws of the State of Florida.

      (d) This Agreement constitutes the entire agreement between the parties. No promises, guarantees, inducements or agreements, oral or written, express or implied, have been made other than as contained in this Agreement. This Agreement can only be modified or changed in writing signed by both parties hereto.

      IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and date first above written.

                                          Workforce Systems Corp.

                                          By:
                                             -----------------------------------
                                                Robert L. Hausman,
                                                President


                                          --------------------------------------
                                          Manny J. Shulman













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